January 14, 2013

Mr. Lyn Shenk
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N. E.
Washington, D.C. 20549

Re:    The E. W. Scripps Company
Form 10-K for the Year Ended December 31, 2011
Filed March 7, 2012
Form 10-Q for Quarter Ended September 30, 2012
Filed November 9, 2012
File No. 01-16914

Dear Mr. Shenk,

In response to your letter dated December 31, 2012, regarding the SEC’s review of our Form 10-K for the year ended December 31, 2011 and our Form 10-Q for the quarter ended September 30, 2012, please find below your individual comments and the Company’s responses.

We have attempted to provide a clear and complete response to each comment. We also acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses or would like to discuss any of the matters further, please contact me at (513) 977-3876.

Sincerely,

/s/ Douglas F. Lyons

Douglas F. Lyons
Vice President and Controller

cc:    Timothy M. Wesolowski, Senior Vice President and Chief Financial Officer
Deloitte & Touche LLP

Form 10-K for the Fiscal Year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page F-8

1.
In connection with your discussion of the variances in (A) the amounts reported for various line items presented on the face of your consolidated financial statements and/or (B) the costs incurred by your segments, you identify multiple factors that have contributed to/resulted in the fluctuations in the amounts recognized. However, each factor identified may not be quantified. For example, on page F-8 you identify (a) the restoration of employer matching contributions for your defined contribution plan, (b) the introduction of supplemental retirement plan contributions for certain employees nearing retirement age, (c) an increase in non-forfeitable contributions to employee health savings accounts, and (d) a decrease in the number of employees in 2011, as compared to 2010, as the primary factors that resulted in the variance in employee compensation and benefit costs reported for fiscal year 2011, as compared to fiscal year 2010. However, you did not quantify the specific impact that any of the aforementioned factors had on the amount of employee compensation and benefit costs recognized. Additional examples are contained within your analysis for the television segment with regard to expenses for programs and program licenses for 2011, as compared to 2010, on page F-12 and other expenses for 2010, as compared to 2009, on page F-12. When two or more factors are cited as a cause of a variance in any of your costs, especially when offsetting factors are identified, please quantify the impact of each factor cited so that investors may understand the magnitude and relative impact of each on your results. Refer to section 501.04 of the Codification of Financial Reporting Releases for further guidance.

We will quantify the impact of items that materially affect consolidated and segment results of operations in our Form 10-K for the year ended December 31, 2012, including our discussion of our 2011 results of operations. Following is an example of the revisions that we expect to provide for the comparison of 2011 to 2010 for employee compensation and benefits:

Employee compensation and benefits were $351.9 million in 2011 compared to $347.2 million in 2010. The primary factors affecting the increase in employee compensation and benefits in 2011 are as follows.

•	We restored employer matching contributions to our defined contribution plan in the third quarter of 2010. Employer matching contributions were $6.6 million in 2011 and $1.9 million in 2010.

•
We froze the accrual of benefits under our defined benefit pension plans in 2009. In connection with freezing the plan, in the first quarter of 2011 we began making supplemental retirement plan contributions to the defined contribution accounts of employees nearing retirement age in the first quarter of 2011. The contributions, which will continue through 2015, were $2.9 million in 2011.

•
Reductions in force and attrition reduced the number of employees in our newspaper division in 2011 compared to 2010 by approximately 2%, resulting in a $4.0 million reduction in employee compensation and benefits in 2011.

We will also review all of our discussion of changes from 2011 to 2010 during the preparation of our Form 10-K for the year ended December 31, 2012, and ensure that we quantify all items if two or more factors are cited as a cause of a variance in any of our results.

2.
We note that “other expenses,” as reported on the face of your statements of operations, have represented between approximately 31.6% and 33.2% of your “total costs and expenses” for each of the fiscal years reflected in the financial statements. Based upon your MD&A disclosure regarding the variances in both the reported consolidated amounts and the amounts recognized by your segments, it appears that other expenses reflect the aggregation of numerous costs that may fluctuate independent of each other – including, but not limited to, newspaper distribution costs, costs to support your digital platforms, promotional advertising expenses, and bad debt expense. Please provide an overview discussion of the nature of all costs that have been aggregated in “other expenses,” so that readers may better understand the makeup of this line item and the extent to which the amounts reported on the face of your statements of operations and recognized by your segments may be subject to change. Also, quantify each type of cost within “other expenses” so that investors may better understand the magnitude of and contribution by each.

We are committed to providing additional detailed disclosures and discussion to enable readers to understand the makeup of other expenses and the changes therein. We will modify the presentation for all periods in our statements of operations in our Form 10-K for the year ended December 31, 2012 to present “Newspaper distribution services” as an additional expense category. “Newspaper distribution services” was $51 million in 2011 and $48 million in 2010. This modified presentation will reduce “Other expenses” to $178 million and $183 million in 2011 and 2010, respectively. “Other expenses” will represent 25.4% and 26.3% of 2011 and 2010, respectively of total costs and expenses after this change. No single item included in “Other expenses” is more than 5% of “Total costs and expenses”.

In our discussion of “other expenses” in our management discussion and analysis of financial condition and results of operations, we will include a supplemental table for all periods presented providing further quantification of “other expenses” as well as appropriate discussion of the factors contributing to any significant change.

An example of such presentation is shown below.

Facilities rent and maintenance
Purchased news and content
Marketing and promotion
Miscellaneous costs
Total other costs and expenses	$

Continuing Operations, page F-8

3.
We note that your effective income tax rate has fluctuated significantly over the three-year period reflected in your statement of operations. However, your MD&A disclosure regarding the effective income tax rates realized for each of the three years primarily lists numerous factors that could have contributed to either an increase or a decrease in your effective income tax rate above/below the U.S. Federal statutory rate, without discussing the reasons why or the amount by which any of the identified factors impacted your effective tax rate. Please revise your disclosure to discuss the impact that each identified income tax item had on your effective tax rate, or advise. Provide your proposed expanded disclosure as part of your response.

We expect our Form 10-K for the year ended December 31, 2012 to include the following disclosure regarding the changes in our effective income tax rate for 2011 and 2010:

The effective income tax rate for continuing operations was 38.9% and 2.9% for 2011 and 2010, respectively. The impact of state and local taxes and non-deductible expenses has made our effective rate volatile due to relatively small amounts of pretax income (loss) in each of the reporting periods. In addition, our effective income tax rate has been impacted by tax settlements and changes in our reserve for uncertain tax positions as described below.

•
In 2011 we recorded a benefit of $1.6 million when we settled the examinations of our 2005 to 2009 federal tax returns with the Internal Revenue Service (“IRS”), increasing the effective tax benefit rate by 6.6 percentage points.

•
During 2010, we reduced our reserves for uncertain tax positions by $14.0 million upon the lapse of the statute of limitations and the settlement of the examinations of certain state and local tax returns. The reduction in the reserve for uncertain tax positions reduced our effective rate by 48.9 percentage points.

Business Segment Results, page F-10.

4.
We note that your MD&A disclosure regarding “Business Segment Results” does not include a discussion of the results of your “Syndication and other” segment or “Corporate and shared services.” While we acknowledge that the “Syndication and other” segment and “Corporate and shared services” costs may not warrant a discussion at the same level of detail that you provide for your “Television” and “Newspapers” segments due to their relative size, we believe that it may be appropriate to address any material changes in the revenues, costs, and/or results recognized by these operations. Please revise your disclosure accordingly, or advise.

With respect to the “Syndication and other” segment we do not believe that a separate segment discussion is necessary due to the relative small size of this segment, which provided less than 2% of revenues and segment profit in 2011. Please note that we included a discussion of our arrangement with Universal Uclick, which resulted in a significant decline in Syndication and other revenues and expenses, in the fourth paragraph of the Executive Overview in the Form 10-K for the year ended December 31, 2011 as follows:

In the first quarter of 2011, we entered into a five-year agreement with Universal Uclick (“Universal”) to provide syndication services for the news features and comics of United Media. Universal will provide editorial and production services, sales and marketing, sales support and customer service, and distribution and fulfillment for all the news features and comics of United Media. Under the terms of the agreement Scripps will receive a fixed fee from Universal and will continue to own certain copyrights and control the licenses for those properties, and will manage the business relationships with the creative talent that produces those comics and features. We completed the transition of the services in June 2011.

In future filings we will provide expanded disclosures to discuss material changes with regards to our “Shared services and corporate expenses”. We expect our Form 10-K for the year ended December 31, 2012, to include the following disclosure regarding the changes in “Corporate and shared services” of 2011 as compared 2010.

Shared services and corporate
We centrally provide certain services to our business segments. Such services include accounting, tax, cash management, procurement, human resources, employee benefits and information technology. The business segments are allocated costs for such services at amounts agreed upon by management. Such allocated costs may differ from amounts that might be negotiated at arms-length. Costs for such services that are not allocated to the business segments are included in Shared services and corporate costs. Shared services and corporate also includes unallocated corporate costs, including costs associated with being a public company.

Shared services and corporate expenses were $31 million in 2011 and $34 million in 2010. Corporate and shared services decreased by $3.0 million in 2011 compared to 2010, primarily due to $2.0 million in employee separation costs in the 2010 period. The 2010 period also included costs of services to design and implement in 2011 high deductible employee directed health plans. Administrative expenses associated with the new plans in 2011 were approximately $1.0 million less than the administrative costs of the prior plans.

Liquidity and Capital Resources, page-15

5.
Please refer to your discussion of net cash provided by operating activities for fiscal year 2011, as compared to fiscal year 2010, in the Form 10-K, and the discussion in the Form 10-Q for the period ended September 30, 2012. While we acknowledge that your disclosure identifies various factors that impacted your company’s cash flow from operating activities, we do not believe that the disclosure provides a clear and full discussion or analysis of the factors contributing to and/or reasons for the material changes in the reported net cash provided by operating activities. In this regard, we believe that the relationship between the factors identified, quantified, and discussed in your disclosure and the variance in the amounts reported as net cash provided by operating activities for fiscal years 2011 and 2010 should be more apparent and robust. Please revise your disclosure, as appropriate, and provide us with a copy of your intended revised disclosure.

We expect to include the following revised discussion of cash flow from continuing operations in our Form 10-K for the year ended 2012.

Cash flows from continuing operations

Cash flow provided by continuing operating activities was $15 million in 2011 compared with $59 million in 2010. The $44 million decline was primarily attributable to lower television segment profit in a non-election year and continued secular declines resulting in lower newspaper segment profit.

In addition to the changes in segment profit, pension contributions and changes in working capital affected the year-over-year cash flow from operating activities. In 2010, we made voluntary contributions totaling $65 million to our defined benefit pension plans. Changes in working capital decreased cash flow from operating activities by $42 million in 2011 and increased cash flow from continuing operating activities by $32 million in 2010. The primary factors affecting the changes in working capital are described below.

•	A tax receivable of $24.5 million for refunds of our 2011 net operating loss increased working capital in 2011.

•	Accruals for payments under our annual incentive plans decreased working capital by $8 million in 2010. We reinstated our annual incentive plan in 2010 after suspending it in 2009.

•
Working capital was reduced by $8 million in 2010 and increased $8 million in 2011 due to the timing of network affiliation payments. During 2010 we did not make network affiliation payments to ABC while we were negotiating the renewal of our affiliation agreements. The network affiliation payments were made in 2011 upon execution of the renewals.

•	In 2010 working capital was decreased by a $7 million payment from SNI for their share of taxes prior to the Spin-off.

6.
In connection with the above comment, we note that amounts reported as “other changes in certain working capital accounts, net” in the statements of cash flows reported in the Form 10-K and September 30, 2012 Form 10-Q vary significantly between the reported periods. However, it does not appear that you have identified all material factors and quantified, as appropriate, to substantially account for the changes. Please revise your disclosure accordingly. Include a discussion of any associated underlying drivers so that investors may better understand the reason for the change in any additional factors identified and how they directly affect cash. Please note that references to results of operations, recorded on an accrual basis, and changes in working capital line items on the balance sheets may not provide a sufficient basis for a reader to analyze the change in the amount of cash provided by or used in operating activities. For further guidance, please refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations,” which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Provide us with a copy of your intended revised disclosure.

We will include a discussion of any underlying causes affecting the changes in working capital in our Form 10-K for the year ended December 31, 2012, and in filings for all future periods.

As indicated in our response to comment 5, we expect to include the revised disclosure in our Form 10-K for the year ended December 31, 2012:

Changes in working capital decreased cash flow from operating activities by $42 million in 2011 and increased cash flow from continuing operating activities by $32 million in 2010. The primary factors affecting the changes in working capital are described below.

•	A tax receivable of $24.5 million for refunds of our 2011 net operating loss increased working capital in 2011.

•	Accruals for payments under our annual incentive plans decreased working capital by $8 million in 2010. We reinstated our annual incentive plan in 2010 after suspending it in 2009.

•
Working capital was reduced by $8 million in 2010 and increased $8 million in 2011 due to the timing of network affiliation payments. During 2010 we did not make network affiliation payments to ABC while we were negotiating the renewal of our affiliation agreements. The network affiliation payments were made in 2011 upon execution of the renewals.

•	In 2010 working capital was decreased by a $7 million payment from SNI for their share of taxes prior to the Spin-off.

7.
Please expand your disclosure to include a comparative analysis of the cash flows attributable to your continuing operating activities, investing activities, and financing activities for the two earliest periods presented in the statement of cash flows – for example, fiscal year 2010, as compared to fiscal year 2009. Refer to the Instructions to paragraph 303(a) of Regulation S-K for further guidance.

We will include a comparative analysis for the earliest two prior years in accordance with Regulation S-K, paragraph 303(a) in our Form 10-K for the year ended December 31, 2012.

Contractual Obligations, page-16

8.
We note that the term loan, which you entered into on December 9, 2011, incurs interest based upon a variable rate. As such, we believe that you should expand the disclosure regarding your contractual obligations to discuss (A) the fact that the estimates of your future interest payment obligations may be subject to change, (B) the manner in which your estimates of future interest payment obligations were derived, and (C) the nature of any material assumptions that may be subject to change. For example, if the future interest obligations have been estimated based upon the interest rate in effect as of your balance sheet date and/or based upon any other material assumptions, please disclose such information, as applicable. In addition, we note that subsequent to fiscal year 2011, you entered into an interest rate swap agreement, which has effectively fixed the interest rate incurred on a portion of the term loan borrowings. In this regard, your expanded disclosure should also explain whether the estimates of your future interest payment obligations give effect to the impact of the interest rate swap agreement.

Our expanded disclosure with respect to contractual obligations related to long-term debt in the Form 10-K for the year ended December 31, 2012 is expected to be as follows:

Long-term debt-Our long-term debt bears interest at rates based on LIBOR plus a margin determined by our leverage ratio. The rate was XX% at December 31, 2012. The margin ranges from 3.5% to 4.0%. We have also entered into an interest rate swap that provides for a fixed rate of 1.08% on a notional amount of $75 million. Interest included in our contractual obligations table, which includes payments on the interest rate swap, are based upon rates as of the balance sheet date. Amounts included in the table may differ from amounts actually paid due to changes in LIBOR or in our leverage ratio. A 1% increase or decrease in LIBOR would result in an increase or decrease in annual interest payments of $XX million.

Our Financing Agreement also includes a provision that in certain circumstances we must use a portion of excess cash flow to repay debt. Principal payments included in the contractual obligations table reflect only scheduled principal payments and do not reflect any amounts that may be required to be paid under this provision. As of December 31, 2012, we were not required to make any additional principal payments from excess cash flow.

9.
Please tell us why your minimum pension funding obligations are expected to (A) increase significantly for fiscal years 2013 through 2016 (i.e., years two through five in your contractual obligations table) and (B) decline to a de minimis amount for the five-year period, thereafter. In this regard, consider whether it would also be appropriate to expand your disclosure to discuss the anticipated variances in your minimum pension funding obligations.

The portion of the contractual obligations table for pension funding obligations is based on a forecast of plan contributions as of December 31. 2011. The contribution forecast reflects the amounts required to meet statutory funding requirements based upon pension funding laws and assumptions regarding discount rates and returns on plan assets used in our year-end pension valuations. Due to funding credits that we had available to us at December 31, 2011, the 2012 funding requirements were de minimis. For years 2013 to 2016 estimated required funding is as shown in the contractual obligations table, at which time the plan was estimated to be fully funded.

We expect to include the following expanded disclosures with respect to contractual obligations related to pension funding in our Form 10-K for the year ended December 31, 2012:

Contractual pension obligations reflect anticipated minimum statutory pension contributions as of December 31, 2012, based upon pension funding regulations in effect at the time and our current pension assumptions regarding discount rates and returns on plan assets. Actual funding requirements may differ from amounts presented due to changes in discount rates, returns on plan assets or pension funding regulations that are in effect at the time.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 6, Income Taxes, page F-35

10.
Per your disclosure on page F-36, almost all of your deferred tax assets reverse in 2012 and 2013. Please explain to us why this is the case. In so doing, tell us and disclose the impact on this reversal of “deferred compensation and retiree benefits not deductible until paid,” which makes up a significant portion of your deferred tax balance.

In preparing our response to this comment letter, we acknowledge that our disclosure included in our Form 10-K for the year ended December 31, 2011 was not as clear as possible. Our original sentence was: “Almost all of our deferred tax assets reverse in 2012 and 2013”. A better sentence would have been: “Based upon the scheduled reversal of existing temporary differences we expect the net deferred tax asset to be de minimis at the end December 31, 2013”.

We expected the net deferred tax asset at the end of 2013 would be primarily comprised of a deferred tax asset for “Deferred compensation and retiree benefits not deductible until paid” of approximately $36 million and a deferred tax liability for “Property, plant and equipment” of approximately $37 million. Based upon the expected funding of our defined benefit plans we expected that the deferred tax asset related to “Deferred compensation and retiree benefits” would be substantially reversed by the end of 2016.

In our Form 10-K for the year ended December 31, 2012 will ensure that any similar disclosure provides appropriate and clear information on our net deferred tax asset.

Form 10-Q for the Fiscal Quarter ended September 30, 2012

Financial Statements
Condensed Notes to Consolidated Financial Statements (Unaudited)
Note 1, Summary of Significant Accounting Policies

11.
We note from your disclosure in the “Executive Overview” section of MD&A (i.e., on page F-20) that in September of 2012, you launched two original shows in various markets, with the intention of rolling them out in the rest of your markets when contractual conditions permit. You also disclose that these two original shows can be syndicated to non-Scripps markets. Please tell us how you are recognizing or plan to recognize the production costs associated with these shows. In addition, tell us whether you intend to syndicate these original shows and, if so, whether your plans to syndicate the shows have impacted the manner in which you are accounting for the associated production costs. Lastly, given that you appear to be the creator of the shows, please describe for us the nature of the contractual conditions that may delay or prevent the launch of the shows in the remainder of your markets. In this regard, also tell us (A) the anticipated timing of launch of the shows in the rest of your markets and (B) whether any delays in the launch of the shows in those markets has impacted the manner in which you are accounting for the associated production costs. Revise your disclosure in Note 1 to discuss your accounting policies related to the production of original programming, as appropriate.

As described in our Form 10-Q for the quarter ended September 30, 2012, we launched two new half hour shows, “Lets Ask America” and “The List”, in the third quarter of 2012. Both of these shows were developed to air in the access period between local news and prime time. We have existing commitments to air other programming in certain of our markets during the access period. We expect to launch the programs in our other markets when those syndicated programming agreements expire. There are no other contractual conditions that would preclude the launch of these shows in our remaining markets.

We recognize the costs for these programs over the course of the television season. The number of markets in which the programs are aired, including whether the shows are syndicated to television stations in other markets, does not affect our accounting for the costs of the programs. We do not anticipate receiving any revenue from the production of the shows beyond the year in which the shows are produced.

In our Form 10-K for the year ended December 31, 2012, we expect to include the following with respect to our accounting polices related to the production of original programming:

The costs of programming produced by us or for us by independent production companies are expensed over the course of the television season. Internal costs, including employee compensation and benefits, to produce daily or live broadcast shows, such as news, sports or daily magazine shows are expensed as incurred and are not classified in our Statement of Operations as program costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Executive Overview, page F-20

12.
Based upon the disclosure on page F-21, you appear to be focusing certain of your business development efforts on digital media initiatives and new or soon-to-be-delivered products on a variety of digital platforms. We also note that your company launched its first paid, national mobile “app” during the second quarter of fiscal year 2012, and similar national products are due to be launched in the coming months. With regard to paid mobile apps, please describe for us and, as appropriate disclose, how you intend to generate and recognize revenue. For example, explain whether such apps are anticipated to be subscription services or one-time purchases. As part of your response, tell us the anticipated timing and method of revenue recognition for the sale of these apps. Lastly, tell us and, as appropriate, disclose how costs associated with the development of the paid apps are being recognized.

Our digital media initiatives are focused on growing our digital presence in our local newspaper and television markets. Our digital media group works closely with our newspaper and television divisions to develop leading products to distribute our news and information content across digital and mobile platforms. Those include products such as apps designed to provide such content specifically on computers, smartphones or tablets.

We generally expect that apps providing access to our news and information content will be free or available for a nominal cost, and that users will pay a subscription fee for content delivered through the app. We also generate revenues from the sale of advertising. Such subscription and advertising revenues are recognized as the content and advertising are delivered, as described in our accounting policy disclosures.

In addition to apps used to deliver our news and information content, we may from time to time develop specialty mobile apps to deliver specific content or functionality, such as weather or traffic information. As described in the executive summary of our Form 10-Q for the quarter ended September 30, 2012, we have launched Storm Shield, our first paid mobile app. We currently sell this app as a one-time purchase and recognize the revenue when the app is delivered. Other mobile apps we develop may be sold as one time purchases, may be free of charge with a subscription fee for content delivered through the app, or a combination thereof. The revenues from the sale of mobile apps is not material, and we do not currently expect such sales or subscription revenues for these specialty apps will exceed 1% of revenue. We do not believe additional disclosures with respect to the revenue recognition policy are necessary.

Development costs incurred are not material, and we do not currently anticipate that future development costs will be material. Depending upon the product, costs are accounted for in accordance with the guidance in ASC 350-50, Website Development Costs or ASC 985-20, Costs of Software to Be Sold, Leased, or Marketed.